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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                                ----------------



                                 SCHEDULE 13E-3
                                (AMENDMENT NO. 3)

                        RULE 13E-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934)



                         COMMUNITY CARE OF AMERICA, INC.
                                (NAME OF ISSUER)


                         COMMUNITY CARE OF AMERICA, INC.
                           IHS ACQUISITION XXVI, INC.
                        INTEGRATED HEALTH SERVICES, INC.
                       (NAME OF PERSONS FILING STATEMENT)


                    COMMON STOCK, PAR VALUE $.0025 PER SHARE

                         (TITLE OF CLASS OF SECURITIES)



                                    20363B 10
                      (CUSIP NUMBER OF CLASS OF SECURITIES)



                                ----------------





         MARSHALL A. ELKINS, ESQ.                                 DEBORAH A. LAU
         EXECUTIVE VICE PRESIDENT                            CHIEF EXECUTIVE OFFICER
            AND GENERAL COUNSEL                           COMMUNITY CARE OF AMERICA, INC.
        IHS ACQUISITION XXVI, INC.                          3050 NORTH HORSESHOE DRIVE
    INTEGRATED HEALTH SERVICES, INC.                               SUITE 260
         10065 RED RUN BOULEVARD                             NAPLES, FLORIDA 34104
      OWINGS MILLS, MARYLAND 21117                               (941) 435-0085
           (410) 998-8400
         (410) 998-8719 (Fax)


(NAMES,  ADDRESSES  AND  TELEPHONE  NUMBERS  OF  PERSONS  AUTHORIZED  TO RECEIVE
       NOTICES AND COMMUNICATIONS ON BEHALF OF PERSONS FILING STATEMENT)

                                   COPIES TO:





      CARL E. KAPLAN, ESQ.           LESLIE A. GLEW, ESQ.          J. ALLEN MILLER, ESQ.
  FULBRIGHT & JAWORSKI L.L.P.        SENIOR VICE PRESIDENT         CHADBOURNE & PARKE LLP
         666 FIFTH AVENUE                AND ASSOCIATE             30 ROCKEFELLER PLAZA
   NEW YORK, NEW YORK 10103             GENERAL COUNSEL           NEW YORK, NEW YORK 10112
           (212) 318-3000              INTEGRATED HEALTH              (212) 408-5100
       (212) 752-5958 (Fax)             SERVICES, INC.             (212) 541-5369 (Fax)
                                    10065 RED RUN BOULEVARD
                                  OWINGS MILLS, MARYLAND 21117
                                        (410) 998-8400
                                     (410) 998-8719 (Fax)



                                 --------------

                                 AUGUST 7, 1997
     (DATE TENDER OFFER FIRST PUBLISHED, SENT OR GIVEN TO SECURITY HOLDERS)


           THIS STATEMENT IS FILED IN CONNECTION WITH A TENDER OFFER.


                            CALCULATION OF FILING FEE
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
      TRANSACTION VALUATION                                AMOUNT OF FILING FEE
           $30,391,204*                                         $6,078.24**

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 * For purposes of  calculating  fee only.  This amount  assumes the purchase of
   7,597,801 shares of Common Stock at $4.00 per share. Such number of shares represents all outstanding shares as of August 4, 1997.

** The  amount of the filing  fee,  calculated  in  accordance  with  Regulation
   240.0-11 of the Securities Exchange Act of 1934, equals 1/50 of 1% of the value of the shares to be purchased.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2).


Amount Previously Paid: $6,078.24         Filing Parties: IHS Acquisition XXVI,
                                          Inc., Integrated Health Services, Inc.

Form or Registration No.: Schedule 14D-1  Date Filed:  August 7, 1997



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

                                  INTRODUCTION


     This Amendment No. 3 (this "Amendment") is filed to supplement and amend the information set forth in the Rule 13e-3 Transaction Statement on Schedule 13E-3 filed with the Securities and Exchange Commission on August 7, 1997, as amended by Amendment No. 1 filed on September 8, 1997 and Amendment No. 2 filed on September 22, 1997 (as amended, the "Schedule 13E-3"), by Integrated Health Services, Inc., a Delaware corporation ("IHS"), IHS Acquisition XXVI, Inc., a Delaware corporation and a wholly-owned subsidiary of IHS (the "Purchaser"), and Community Care of America, Inc., a Delaware corporation (the "Company"). The
Schedule 13E-3 and this Amendment relate to a tender offer by Purchaser for all outstanding shares of common stock, par value $.0025 per share, of the Company, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 7, 1997 (the "Offer to Purchase") and the related Letter of Transmittal, copies of which are filed as Exhibits (d)(1) and (d)(2) to the
Schedule 13E-3. Unless otherwise indicated, the capitalized terms used herein shall have the meanings specified in the Offer to Purchase.


ITEM 10. INTEREST IN SECURITIES OF THE ISSUER.

     The  information  set  forth  in  paragraphs  (a) and (b) of Item 10 of the
Schedule 13E-3 is hereby amended and supplemented by the following information:

     The Offer, as extended, expired at 5:00 p.m., New York City time, on September 25, 1997. According to a preliminary count by Citibank, N.A., the depositary for the Offer, as of 5:00 p.m., New York City time, on September 25, 1997, there were validly tendered pursuant to the Offer 7,255,691 Shares (including 3,920 Shares tendered pursuant to the procedures for guaranteed delivery set forth in the Offer to Purchase), representing approximately 95.5% of the total number of Shares currently outstanding. Pursuant to the Offer, the Purchaser has accepted for payment all such Shares validly tendered in accordance with the terms of the Offer. Because the Purchaser owned at least 90% of the outstanding Shares, the Merger was consummated, effective at 6:00 p.m. on September 25, 1997, without a stockholder vote in accordance with the Delaware GCL.

     The information set forth in the press release issued by IHS on September 25, 1997 is incorporated herein by reference and is filed as Exhibit (d)(10) to this Amendment.

ITEM 16. ADDITIONAL INFORMATION.

     Item 16 is hereby supplemented and amended by adding the following information thereto:

     The information set forth in the press release issued by IHS on September 25, 1997 is incorporated herein by reference and is filed as Exhibit (d)(10) to this Amendment.


ITEM 17. MATERIAL TO BE FILED AS EXHIBITS.

   (d)(10) Press Release, dated September 25, 1997, issued by Integrated Health Services, Inc. (incorporated herein by reference to Exhibit (a)(10) to the Schedule 14D-1).

                                  SIGNATURES

     After due inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                COMMUNITY CARE OF AMERICA, INC.



                                By:     /s/ Deborah Lau
                                        ------------------------------------
                                        Name:   Deborah Lau
                                        Title:  Chief Executive Officer



                            INTEGRATED HEALTH SERVICES, INC.



                            By:     /s/ Brian Davidson
                                    --------------------------------------------
                                    Name:   Brian Davidson
                                    Title:  Executive Vice President-Development



                            IHS ACQUISITION XXVI, INC.



                            By:     /s/ Brian Davidson
                                    --------------------------------------------
                                    Name:  Brian Davidson
                                    Title: Executive Vice President-Development


Dated: September 29, 1997

                                 EXHIBIT INDEX



EXHIBIT NO.                        DESCRIPTION
------------- ------------------------------------------------------------------
    (d)(10)   Press  Release,  dated  September  25, 1997,  issued by Integrated
              Health  Services,  Inc.  (incorporated  herein by  reference to
              Exhibit (a)(10) to the Schedule 14D-1).
